FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.

Form 6-K

Month of October 2010

The following information filed with this Form 6-K is incorporated by reference in Celestica’s registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

•                  Press Release, dated October 28, 2010, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.’s third quarter 2010 consolidated financial information.

Exhibits

99.1  -  Press Release, dated October 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: October 29, 2010	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal Officer

EXHIBIT INDEX

99.1  -  Press Release, dated October 28, 2010